MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2005, including the related notes therein, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe, “forecast”, “estimate”, and “expect” and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at August 25, 2006.

OVERVIEW

Response Biomedical Corporation (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has ten tests available for clinical and environmental testing applications and the Company has plans to commercialize additional tests.

The Company’s revenues by product market segment were as follows:

Clinical products revenue, primarily from cardiovascular products, for the three and six month periods ended June 30, 2006 increased 258% and 278% to $545,401 and $787,891, respectively compared to $152,372 and $208,583 for the same periods in 2005.

Vector products (West Nile Virus) revenue for the three and six month periods ended June 30, 2006 decreased 37% and 0% to $158,523 and $364,078, respectively compared to $252,938 and $365,307 for the same periods in 2005.

Biodefense revenue for the three and six month periods ended June 30, 2006, decreased 76% and 69% to $108,146 and $332,697, respectively compared to $454,765 and $1,075,708 for the same periods in 2005.

Contract service fees and revenue from collaborative research agreements for the three and six month periods ended June 30, 2006 increased 344% and 387% to $310,295 and $375,884, respectively compared to $69,844 and $77,138 for the same periods in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational milestones during the three month period ended June 30, 2006 included:

  in May 2006, the Company and Shionogi & Co., Ltd. entered into a marketing and supply agreement to commercialize a rapid quantitative test for BNP. This test was funded by Shionogi and will be used in the prognosis and detection of congestive heart failure in Japan. Pursuant to this agreement the Company started shipping readers for sale in Japan;
  the achievement of further development milestones on a rapid Staph A infectious disease test funded by 3M Medical Division who is preparing to commence clinical trials;
  initiating installments on the purchase of additional manufacturing equipment estimated to increase the Company’s test manufacturing capacity to approximately 330,000 tests per month per shift in the second half of 2007; and
  the initiation of development of the Company’s next generation Reader.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP. These accounting principles require management to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which it determines its assessments are reasonable based upon the information available at the time that these estimates and assumptions are made. Actual results could differ from management’s estimates. Areas of significant estimates include amortization of capital, the carrying value of convertible debentures and stock-based compensation.

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2005. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2005 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com.

Revenue recognition

Product sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements which are non-refundable and require the ongoing involvement of the Company are deferred and amortized into income on a straight-line basis over the term of ongoing development. Upfront fees from collaborative research arrangements which are refundable are deferred and recognized once the refundability period has lapsed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes a development project meets Canadian GAAP for deferral and amortization.

Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan described in note 9 to the unaudited interim consolidated financial statements. The Company uses the fair value method of accounting for all stock-based awards for non-employees and for all stock-based awards granted, modified or settled since January 1, 2003 for awards to employees. The fair value of stock options is determined using the Black-Scholes option-pricing model which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions could produce different fair values for stock-based compensation. For stock-based awards to employees granted, modified or settled from January 1, 2002 to December 31, 2002, the Company discloses the pro forma effects to the loss for the period and loss per common share for the period as if the fair value method had been used at the date of grant.

Warranty accruals

The Company offers a warranty on its products. The Company estimates costs which may be incurred under its warranty program as liabilities at the time the products are sold. Factors that affect the Company’s warranty liability include the number of units sold, anticipated rates of warranty claims, and costs per claim, which require management to make estimates about future costs. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Convertible debentures

The carrying value of the convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debentures. All debentures outstanding as at December 31, 2005 were converted in the three and six month periods ended June 30, 2006 and accreted amounts recorded to share capital.

RESULTS OF OPERATIONS

For the three and six month periods ended June 30, 2006 and 2005.

Revenue and Cost of Sales

Revenues from product sales for the three and six month periods ended June 30, 2006 were $812,070 and $1,484,666 compared to $860,075 and $1,649,598 for the same periods in 2005, a decrease of 6% and 10% respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Clinical product sales, primarily from cardiovascular products, for the three and six month periods ended June 30, 2006 increased 258% and 278% to $545,401 and $787,891, respectively compared to $152,372 and $208,583 for the same periods in 2005. This increase was largely due to sales to new distributors including sales to Shionogi & Co., Ltd. of Japan and the shipment of initial systems to US distributors, as well as recurring test sales to our growing customer base.

Sales of the Company’s West Nile Virus products for the three and six month periods ended June 30, 2006 decreased 37% and 0% to $158,523 and $364,078, respectively compared to $252,938 and $365,307 for the same periods in 2005 which we believe is due to the timing of orders placed by our customers.

Biodefense product sales for the three and six month periods ended June 30, 2006 decreased 76% and 69% to $108,146 and $332,697, respectively compared to $454,765 and $1,075,708 for the same periods in 2005. We believe the decrease in biodefense product sales was primarily due to a shift in US focus and resources from biodefense toward other Department of Homeland Security initiatives, including hurricane relief. At this time, it is unknown how long this effect will continue.

Revenues from contract service fees and collaborative research arrangements for the three and six month periods ended June 30, 2006 were $310,295 and $375,884 compared to $69,844 and $77,138 for the same periods in 2005, an increase of 344% and 387% respectively. This increase was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations as well as an increase in milestone-based funding commitments by its partners.

Included in total revenues of $1,122,365 and $1,860,550 for the three and six month periods ended June 30, 2006 was $87,294 and $120,993, respectively of revenue recognized that was deferred from prior periods and so did not result in cash in the current periods.

Cost of sales for the three and six month periods ended June 30, 2006 was $518,750 and $928,075 compared to $471,376 and $862,681 in 2005, an increase of 10% and 8% respectively. Cost of product sales includes direct manufacturing labour and materials costs, allocated overhead including depreciation, and non-cash stock-based compensation related to the granting of stock options to employees and consultants engaged in manufacturing activities.

Overall gross margin for the three and six month periods ended June 30, 2006 was 54% and 50%, respectively compared to 49% and 50% for the same periods in 2005 due to an increase in higher margin contract service and collaboration fees partially offset by reduced sales, both in absolute and relative terms, of biodefense products which generate higher per unit profits than other products, as well as higher rent and facility costs following the Company’s move to a larger facility in October 2005. Going forward, the Company expects quarter-to-quarter variation in gross margin based on product mix however, expects gross margin to trend upward as it benefits from improved economies of scale and further process improvements as it scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the three and six month periods ended June 30, 2006 increased to $1,337,888 and $2,499,039 from $784,213 and $1,502,364 for the same periods in 2005, an increase of 71% and 66% respectively. The increase in the second quarter 2006 reflects higher payroll and material costs to support increased product development activity on projects including tests for BNP, NT-ProBNP, Influenza A and B and Staph A totaling $269,000;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NT-proBNP license fees in the amount of $311,000 with the remaining change due to increased facility costs mitigated by lower non-cash stock-based compensation expense and lower patent legal costs.

Marketing and business development expenses for the three and six month periods ended June 30, 2006 decreased 31% and 33%, respectively to $611,732 and $1,091,623 compared to $880,837 and $1,633,536 for the same periods in 2005. The decrease in the second quarter of 2006 was primarily due to lower payroll and benefit costs totaling $180,000 and reduced travel costs in the amount of $60,000. The remaining decrease was the result of more focused advertising related to the re-deployment and reduction of the Company’s direct clinical sales resources to support a network of distributors in the United States for its cardiac products in addition to lower non-cash stock-based compensation expense.

General and administrative expenses for the three and six month periods ended June 30, 2006 were $656,023 and $1,406,185 compared to $660,335 and $1,161,019 for the same periods in 2005, a decrease of 1% and an increase of 21% respectively. The decrease in the second quarter of 2006 was primarily due to a reduction in investor relations and strategic consulting services totaling $99,000, reduced legal and audit fees associated with the filing of an S-8 Registration Statement in 2005 in the amount of $48,000 and less travel. This decrease was offset by an increase in salaries, benefits and recruiting fees associated with new administrative hires, increased facility costs, increased non-cash stock-based compensation expense which includes expense related to shares and options issued as part of the re-organization of the Company’s board of directors, and an increase in general supplies and printing costs.

Other Income/Expenses

For the three and six month periods ended June 30, 2006, amortization of all financing costs was a negative $19,659 and $117,230, respectively compared to $19,178 and $37,252 for the same periods in 2005. Amortization of deferred financing costs for the three and six month periods ended June 30, 2006 were $16,041 and $53,586 [2005 - $17,970 and $35,940], respectively. These costs relate to the amortization of the estimated fair value of warrants issued to a guarantor as part of a credit facility agreement and the convertible debentures from the October 2005 financing. For the three and six month periods ended June 30, 2006, the Company incurred $3,969 and $18,159 [2005 - $1,208 and $1,312], respectively in interest expense on the use of the line of credit facility and other miscellaneous interest charges, and a negative $39,669 and $45,485 [2005 - $Nil and $Nil], respectively in paid and accreted interest related to convertible debentures. The credit of $39,669 for the three month period ended June 30, 2006 was due to accreted interest being recorded to share capital upon conversion of the debentures.

During the three and six month periods ended June 30, 2006, the Company earned interest income of $62,239 and $63,195 [2005 - $3,113 and $11,415], respectively relating to funds on deposit.

Loss

For the three and six month periods ended June 30, 2006, the Company reported a loss of $1,872,023 and $4,063,428 or $0.02 and $0.05 per share, respectively compared to a loss of $1,883,294 and $3,460,303 or $0.03 and $0.05 per share for the same periods in 2005. The increase in loss for the six month period ended June 30, 2006 compared to the same period in 2005 is primarily due to increased research and development expenditures for new research and development projects, license fees for rights to develop a RAMP NT-proBNP Test and an increase in facility costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited interim consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended June 30, 2006.

	2006	2006	2005	2005	2005	2005	2004	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$

Total Revenue	1,122,365	738,185	1,043,215	719,729	929,919	796,817	456,493	657,753

Loss	(1,872,023)	(2,191,405)	(3,031,101)	(1,933,580)	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)
Loss per Share –
Basic and Diluted	($0.02)	($0.03)	($0.04)	($0.03)	($0.03)	($0.02)	($0.03)	($0.02)

Total Assets	8,206,769	10,164,602	2,253,939	2,049,527	2,733,627	3,297,073	4,544,784	2,212,921

Quarter-to-quarter variability and the general trending increase in revenue is driven primarily by the following factors:

Generally increasing market acceptance of the Company’s products with 2006 being the third full year of sales for West Nile Virus products, the third full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004, in the US in the first quarter of 2005, and in Japan in the second quarter of 2006;

Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales generally occur in the second and third quarters;
The timing of achievement of services contract milestones and corresponding revenue recognition;

The shift of focus and resources in late 2005 by the US government away from biodefense and toward other initiatives such as hurricane relief; and The timing of cardiac product orders from its distributor in China.

The losses reported are primarily the result of increased research and development expenditures for new product development and to improve current products, a general increase in infrastructure across all functions to support anticipated sales and partnering requirements. In the fourth quarter of 2004 through the end of 2005 the Company experienced an increase in direct sales, marketing and business development expenditures and in the first quarter of 2006 altered its sales strategy putting a relatively greater emphasis on the utilization of distributors.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of June 30, 2006 the Company has raised approximately $48.2 million from the sale and issuance of equity securities and convertible debt, net of issue costs.

The Company’s working capital as of June 30, 2006 was $5,431,374, an increase of $8,336,926 from negative working capital of $2,905,552 as of December 31, 2005. For the three and six month periods ended June 30, 2006, the Company relied primarily on cash on hand, net proceeds of $10,989,059 from an equity private placement closed on March 30, 2006, profit margin from sales of products and collaborative research services to fund its expenditures, and use of its line of credit facility until it was terminated March 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and six month periods ended June 30, 2006, the Company incurred losses of $1,872,023 and $4,063,428, respectively versus losses of $1,883,294 and $3,460,303 for the same periods in 2005. Until the Company receives additional revenue from product sales, it expects that it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, and debt financing, as appropriate and where available.

As at June 30, 2006, the Company had 17,284,309 warrants outstanding at exercise prices between $0.50 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $12.3 million. The Company also had 8,497,425 stock options outstanding of which 4,751,888 were exercisable at prices between $0.27 and $1.10 per share and which, if fully exercised, would result in the receipt of approximately $2.8 million.

RISKS AND UNCERTAINTIES

Although the Company believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful:

1) Need to raise additional capital: The Company has incurred substantial operating losses and has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products; 2) Managing growth: The Company may not be able to effectively and efficiently manage the planned growth of its operations and, as a result, it may find itself unable to effectively compete in the marketplace with its products resulting in lost revenue, poor operational performance and sustained losses; 3) Suppliers: Some of the Company’s raw materials are provided by sole-source suppliers. In the event a sole-sourced material became unavailable, there may be a delay in obtaining an alternate source, and the alternate source may require significant development to meet product specifications; 4) Distribution: The Company relies significantly on third party distributors to market and sell its products. If the Company is unable to successfully negotiate or maintain acceptable agreements with potential and existing distributors, respectively, its ability to access various markets profitably with its products may be significantly restricted; 5) Intellectual property: The Company may not be able to adequately protect its technology and proprietary rights, and third parties may claim that the Company infringes their proprietary rights. There are many patent claims in the area of lateral flow immunoassays and some patent infringement lawsuits have occurred amongst parties other than ourselves, with respect to patents in this area; 6) Product liability: The Company may be subject to product liability claims, which may adversely affect its operations. Although the Company currently maintains product liability insurance, it cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all; 7) Market and technological risk: Significant efforts are being made by companies with greater resources than the Company to develop competing technologies and products. The success of the Company will depend upon the ability of the Company to demonstrate that the competitive performance of its products. Particularly important to its future results of operations will be the Company’s success in developing the point-of-care NT-ProBNP market; 8) Government regulation: For clinical testing applications the Company requires a number of regulatory approvals to market its products and obtaining these approvals can be costly and time consuming; 9) Third-party re-imbursement: Sales and pricing of medical products, including ours, are affected by third-party reimbursement. Depending on our manufacturing costs, we may not be able to profitably sell our products at prices that would be acceptable to third party reimbursement

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

programs; 10) Seasonality: Our business and industry is affected by seasonality, including governmental budget cycles. We may not be able to successfully scale up operations to meet demand during peak seasonal periods or scale down operations during periods of low demand, which could result in lost revenue and/or negative cash flows and losses; 11) Financial: The Company is subject to risk that the Company’s results of operations are affected by fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as a majority of its revenues are denominated in US dollars. The Company mitigates foreign exchange risk as it maintains US dollar bank accounts that are used to pay for expenses in US dollars. Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

Additional information relating to the Company is available by accessing the SEDAR website at www.sedar.com, including information about risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results. Such factors include, among others, those described in the Company's annual report on Form 20-F.

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at June 30, 2006, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
	$	$	$	$	$
License Fees	1,746,000	1,125,500	589,000	21,000	10,500
Facility Sublease	1,065,467	732,000	333,467
Equipment	755,505	755,505
Design and Engineering Services	203,538	203,538

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at June 30, 2006 there were 97,788,943 common shares issued and outstanding, 8,497,425 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.59 per share, 3,220,550 common shares reserved for future grant or issuance under the Company’s stock option plan and 17,284,309 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $0.71 per share.

TRANSACTIONS WITH RELATED PARTIES

The Company had various agreements with Directors and former Directors which are described in Note 11 of its audited consolidated financial statements for the year ended December 31, 2005. The Company does not have any current material related party arrangements requiring disclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable and accounts payable, the carrying amounts approximate fair values due to their short term nature.

The carrying value of the convertible debentures was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debentures at the time the debentures were issued. The difference between the face value and the estimated carrying value of the debt was recorded as contributed surplus. The carrying value of the convertible debentures was being accreted to the principal amount using the effective yield method as additional non-cash interest expense over the term of the debenture. Accreted interest was recorded to share capital upon conversion of the debentures.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 69% of total revenues for the six months ended June 30, 2006 [12 months ended December 2005 – 95%] were received in US dollars. The Company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.